UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2012

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Results of 2012 Annual General Meeting of Shareholders

BEIJING, China, July 12, 2012 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” Nasdaq: KUTV), a leading internet video company in China focusing on user-generated content (“UGC”), today announced that its shareholders, during its 2012 Annual General Meeting of shareholders held on July 12, 2012, approved: (i) amendments to Ku6 Media’s existing Articles of Association, (ii) the Company’s repurchase of an aggregate of 269,409,276 ordinary shares of par value US$0.00005 each held by Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited, at a price of US$ 0.0291 per share, and the Company’s repurchase of an aggregate of 79,717 ADSs (each representing 100 ordinary shares) held by Mr. Shanyou Li, at a price of US$2.91 per ADS, as well as cancellation of such repurchased shares immediately upon repurchase, (iii) election of Mr. Bruno Wu, Mr. Tianqiao Chen, Mr. Danian Chen, Ms. Grace Wu, Mr. Haifa Zhu, Mr. Tuoc Luong, Mr. Wenwen Niu and Ms. Tongyu Zhou as a member of the Company’s Board of Directors to hold office until the next annual general meeting of shareholders of the Company and until his/her successor is duly elected and qualified, or until his/her earlier removal, or earlier vacation of office, and (iv) the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet video company in China, focusing on user-generated content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video upload and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name:	Frank Feng
Title:	Acting CFO

Date: July 12, 2012

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